[Chapman and Cutler LLP Letterhead]

September 10, 2020

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the staff of Securities and Exchange Commission (the “Staff”) on July 10, 2020 (the “Registration Statements”). The Registration Statements relate to the Innovator 20+ Year Treasury Bond 9% Buffer ETF – October, Innovator 20+ Year Treasury Bond 5% Floor ETF – October, Innovator MSCI Emerging Markets Power Buffer ETF – October and Innovator MSCI EAFE Power Buffer ETF – October (each a “Fund,” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – Treasury Bond Funds

In supplemental correspondence, the Staff requests confirmation that the revisions as reflected in the August 18, 2020 filings for the July series of the Treasury Bond funds will be made to the current October series.

Response to Comment 1

Each Fund confirms that the most recent revisions reflected in the August 18, 2020 filings will be made to the current October series.

Comment 2 – General

In supplemental correspondence, the Staff requests confirmation regarding whether each Fund will comply with Rule 6c-11 upon effectiveness. If so, the Staff notes certain disclosure must be revised to be in compliance with Rule 6c-11 and the requirements of Form N-1A.

Response to Comment 2

Pursuant to the Staff’s request, each Fund confirms its intent to rely on Rule 6c-11 of the 1940 Act and has revised the disclosure accordingly.

Comment 3 – Treasury Bond Funds

The Staff believes the respective name of the Funds, “Innovator 20+ Year Treasury Bond 5% Floor ETF – October” and “Innovator 20+ Year Treasury Bond 9% Buffer ETF – October” are misleading. The names include a percentage sign (“5%” and “9%,” respectively). The Staff requests that each Fund delete the percentage signs from its name.

Response to Comment 3

Pursuant to the Staff’s comment, the Funds’ names have been changed to “Innovator 20+ Year Treasury Bond 5 Floor ETF – October” and “Innovator 20+ Year Treasury Bond 9 Buffer ETF – October.”

Comment 4 – General

Please confirm that the Funds will file an amended registration statement disclosing the final Caps within two days of the registration statement becoming effective. In addition, please confirm that no shares of the Funds will be sold prior to disclosure of the final Caps. Finally, in supplemental correspondence provide an explanation as to why a definitive cap is not available at the time of effectiveness.

Response to Comment 4

Pursuant to Rule 485A of the 1933 Act, the Registration Statements are set to go automatically effective on September 23, 2020. Prior to the effectiveness of the Registration Statements, the Funds plan to file an amended registration statement that discloses the Funds’ expected Cap ranges on September [ ], 2020, scheduled to go effective on September 29, 2020 to comply with the Staff’s request that the Funds will not go effective more than two business days prior to the expected final Cap filing. The Funds note that each Fund’s Cap is not available until the market closes on the day prior to the Funds’ launch, September 30, 2020. Accordingly, the Funds intend to file an amended registration statement disclosing each Funds’ Cap after 5:30 pm E.S.T. on September 30, 2020. Each Fund confirms that no sale of its Shares will take place prior to the filing of the registration statement.

Comment 5 – Cap Resets

In supplemental correspondence to the Staff, confirm how the Funds will disclose to shareholders the respective Cap resets at the conclusion of each Outcome Period. Please also describe this process in each Fund’s prospectus.

Response to Comment 5

Each Fund has revised its prospectus in accordance with the Staff’s comment. The Funds will disclose the respective Cap resets at the conclusion of each Outcome Period in the following manner:

1.

Approximately one week prior to the end of the Outcome Period, the Funds will make a sticker filing pursuant to Rule 497(e) of the 1933 Act which will alert existing shareholders that the Outcome Period is approaching its conclusion and disclosing the anticipated Cap range for the next Outcome Period.

2.

Following the close of business on the last day of the Outcome Period, the Funds will make a sticker filing pursuant to Rule 497(e) of the 1933 Act that discloses each Fund’s Cap (both gross and net of the unitary management fee) for the next Outcome Period. This filing is mailed to existing shareholders.

3.

On the first day of the new Outcome Period, each Fund will file a full prospectus under Rule 497(e) of the 1933 Act that incorporates the sticker filing from the previous evening. This sticker replaces the Caps/dates associated with the previous Outcome Period with the Caps/dates associated with the new Outcome Period. Correspondingly, each Fund will file a revised summary prospectus under Rule 497(k) of the 1933 Act that reflects those changes.

Comment 6 – General

The Staff requests each Funds revise its disclosure to expand on what will happen with respect to a Fund’s buffer, if applicable, when there is an imposition of the Fund’s management and transaction fees.

Response to Comment 6

Pursuant to the Staff’s request, each Fund has revised its prospectus in accordance with the Staff’s comment, where applicable.

Comment 7 – General

The Staff requests the Funds revise the disclosure where the term protection in relation to the buffer is used, if applicable, and update the contemplated disclosure to provide a full and balanced presentation of the anticipated buffer. The Staff requests that such disclosure should ensure that a reasonable shareholder is cognizant of the fact that the buffer is not guaranteed or may not be achieved.

Response to Comment 7

Pursuant to the Staff’s request, each Fund has revised its prospectus in accordance with the Staff’s comment, where applicable.

Comment 8 – General

The Staff notes that certain service providers of the Funds (such as transfer agent and the custodian) are contracting with the Funds under the Trust to pay for these services. Explain in supplemental correspondence whether the Funds can be held liable for those expenses in the event of a default by the Adviser. If the Funds can be held accountable, the Staff requests an explanation for the accounting for those services.

Response to Comment 8

The Trust, on behalf of the Funds, pays the compensation of the Funds’ service providers by way of payment of a unitary fee to the Adviser. The Adviser, on behalf of the Funds, pays the Funds’ ordinary operating expenses, including amounts due to the Funds’ service providers (such as the administrator, custodian and auditor). In essence, the Adviser facilitates payment of the Funds’ ordinary operating expenses, while the Funds accrue and bear those expenses in an amount equal to the unitary fee. The Adviser would only directly bear the Funds’ ordinary operating expenses if the assets of the Funds, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Funds’ ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse a fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, a fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

Comment 9 – Graph

The Staff notes the footnote (denoted by an asterisk) to the hypothetical graphical illustration, which is designed to illustrate the Outcomes based upon the hypothetical performance of each Fund’s reference index or Underlying ETF, does not identify where the footnote applies. If the statement generally applies to the chart, please remove the asterisk.

Response to Comment 9

The prospectus for each Fund has been revised in accordance with the Staff’s comment.

Comment 10 – Table

In supplemental correspondence, the Staff requests confirmation that each Fund will update the table that contains examples of the Outcomes each Fund seeks to provide with the final Caps.

Response to Comment 10

Pursuant to the Staff’s request, each Fund confirms that it will revise its prospectus with final Caps.

Comment 11 – Principal Risks

To the extent the types of options utilized by the Funds could raise particular costs that would be material to investors, please consider adding appropriate risk disclosure.

Response to Comment 11

As referenced in the Funds’ prior response to this comment, the Funds do not believe that there are material transaction costs imposed on a Fund (and, in turn, Fund shareholders) in connection with the purchase or sale of the FLEX Options utilized by a Fund. As disclosed in each Fund’s prospectus under the section “Principal Investment Strategy – Use of FLEX Options,” on the first day of each Outcome Period, a Fund enters into an options package consisting of put and call FLEX Options to set the define outcomes for the Fund. The effect of these positions is that the Fund does not incur an identifiable transaction cost in the settlement of the option package – i.e. the “net” transaction costs when purchasing and selling the options are zero. Instead, as described under “Principal Investment Strategy – Cap on Potential Upside Returns,” there is an effective cost of the options package to the Fund and its shareholders in that the Fund must agree to a “Cap” in the appreciation of the Underlying ETF during the Outcome Period.

As described in the prospectus, each of the FLEX Options purchased and sold throughout the Outcome Period will have the same terms (i.e., strike price and expiration) as the corresponding FLEX Options purchased and sold on the first day of the Outcome Period. In the Fund sponsor’s experience with its defined outcome product suite, the funds have discovered a robust market for the options brokers able to efficiently price the options packages for the respective funds in connection with the creation and redemption of fund shares during an Outcome Period. This has been the case during times of market stress, including all of 2020. However, to the extent there is a time period in the future in which market participants are not willing or able to sell or purchase the applicable option package at prices that are consistent with the market price for the Shares during an Outcome Period, there is the potential for Fund to be required to purchase the option package at a price higher than the Fund’s share price (in the case of a creation) or sell the option package at a price lower than the Fund’s share price (in the case of a redemption). In such instances, the net asset value of the Fund and, in turn the Fund’s share price, could be negatively impacted. In connection with this scenario, the Fund has expanded the “FLEX Options Risk” disclosure in the Item 9 disclosure of the Registration Statement, as follows:

“FLEX Options Risk. The Fund will utilize FLEX Options issued and guaranteed for settlement by the OCC. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities such as standardized options. In less liquid market for the FLEX Options, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. In connection with the creation and redemption of Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Shares, the Fund’s net asset value and, in turn the share price of the Fund, could be negatively impacted.

The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless. The value of the underlying FLEX Options will be affected by, among others, changes in the value of the S&P 500 Price Index, changes in interest rates, changes in the actual and implied volatility of the S&P 500 Price Index and the remaining time to until the FLEX Options expire. The value of the FLEX Options does not increase or decrease at the same rate as the level of the S&P 500 Price Index (although they generally move in the same direction). However, as a FLEX Option approaches its expiration date, its value typically increasingly moves with the value of the S&P 500 Price Index.”

Comment 12 – Performance

In supplemental correspondence to the Staff, explain how the performance information required by Form N-1A (specifically, Item 4) will be disclosed during the Funds’ annual update. The Staff requests that in connection with this disclosure, the Funds ensure that an appropriate broad-based index is disclosed as required by Form N-1A and that the information required in Item 4(b)(2)(iii) and Instruction 5 to Item 27(b)(7) is included.

Response to Comment 12

Each Fund will report its respective performance information in accordance with the requirements of Form N-1A. Each Fund (and all ETFs in the Defined Outcome ETF suite) has a fiscal year end of October 31, meaning that the annual update to the Registration Statement will take place within 120 days of October 31. It is anticipated that this filing will made on the 120th day (on or about February 28). Therefore, in accordance with the requirements of Form N-1A, the performance information required by Item 4 of Form N-1A (and the instructions thereunder) will be provided as of the end of the most recent calendar year, and the Funds acknowledge that an appropriate broad-based index will be used in compliance with the requirements of Form N-1A. The Funds further acknowledge that providing only a single price index, with no reinvestment of dividends, is inconsistent with the requirements of Form N-1A. Accordingly, the Funds will provide performance information for both the total return and price return index (for each Fund’s respective index) as the broad-based market indexes, so that investors may compare the returns of each Fund against the index upon which the intended defined outcomes are based and in accordance with the requirements of Form N-1A. Pursuant to the requirements of Item 13 of Form N-1A, the Funds will disclose audited financial highlights information as of the end of the fiscal year.

Comment 13 – Concentration Policy

The Staff notes that each Fund’s Statement of Additional Information contains a policy not to concentrate more than 25% of its net assets in the securities of issuers in any industry or group of industries. The Staff notes that for each Fund, the Item 4 section does not have corresponding disclosure to contemplate such policy. Please add such policy to the respective Item 4 disclosure for each Fund, or in supplemental correspondence explain to the Staff why the Funds believe such disclosure is not required.

Response to Comment 13

The Funds note Item 4 of Form N-1A requires that a fund “disclose any policy to concentrate in securities of issuers in a particular industry or group of industries.” The Funds added the above-referenced disclosure to its Statement of Additional Information pursuant to a comment previously received from the Staff. Each Fund believes that its Item 4 disclosure is adequate under the requirements of Form N-1A, and additional disclosure to contemplate concentration in securities of issuers is not necessary for the Funds given the Funds’ investments. Further, each Fund has disclosed in its Principal Risks and Principal Investment Strategies sections the countries and sectors that each Fund’s applicable reference asset has significant exposure to and that each Fund has indirect exposure to by virtue of its FLEX Options, thereby adequately covering the risk profile intended by Form N-1A requirements.

Comment 14 – General

The Staff requests that each Fund remove the clause “To the best of Registrant’s knowledge,” in Item 32 of Form N-1A.

Response to Comment 14

Each Fund’s Registration Statement has been revised in accordance with the Staff’s comment.

Comment 15 – Principal Risks

The Staff notes the following language in the “Buffered Loss Risk,” for the applicable Funds:

“The Fund does not provide principal protection and an investor may experience significant losses on its investment, including loss of its entire investment.”

The Staff notes that this disclosure does not appear to be in all filings for the Funds. Further, the Staff requests that this disclosure is expanded to contemplate “non-principal” protection as well.

Response to Comment 15

The Funds each contain the above-contemplated disclosure in the “Buffered Loss Risk.” In the filing to disclose each Fund’s final Cap, if applicable, the disclosure will be revised to provide:

“The Fund does not provide principal protection or non-principal protection and an investor may experience significant losses on its investment, including loss of its entire investment.”

Comment 16 – MSCI Funds

The Staff notes that in the Item 4 Strategy summary, the Fund’s disclosure contemplates “Far East” and wants to confirm whether that was the correct terminology. Further, the Staff notes the Fund’s Principal Risks section contemplates a Europe Risk, an Asia Risk, a United Kingdom Risk, and a Japan Risk, however there is no correlating disclosure in the Principal Investment Strategies section. The Staff requests these sections are revised to add appropriate correlating disclosure between the Principal Investment Strategies section and Principal Risks section.

Response to Comment 16

The Fund confirms the terminology in its Principal Investment Strategies. Additionally, in accordance with the Staff’s comment, the Fund revised its Principal Investment Strategies section to provide the contemplated correlating disclosure.

Comment 17 – Additional Risks of Investing in the Fund

Since the previous registration statement was filed, significant market events have occurred as a result of the COVID-19 pandemic. Please consider whether the prospectus disclosures, including risk disclosures, should be revised based on how these events may effect each Fund and its investments. If the Funds believe that no additional disclosure is warranted, please explain why not in supplemental correspondence.

Response to Comment 17

The Funds believe the current disclosure relating to the COVID-19 pandemic adequately describes the current market conditions and informs investors of the potential risks of investing in each Fund.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren